Exhibit 1

PRESS RELEASE

Gentium Announces NDA Submission for Defibrotide

VILLA GUARDIA (COMO), Italy, July 6, 2011 (GlobeNewswire) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today announced that it has submitted a New Drug Application (NDA)  to the United States Food and Drug Administration (FDA)  for Defibrotide for the treatment of hepatic veno-occlusive disease (VOD) in adults and children undergoing hematopoietic stem-cell transplantation (HSCT).

“If approved, Defibrotide would become the first drug approved for the treatment of VOD, a serious and potentially fatal complication of hematopoietic stem-cell transplantation,” stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A.  “Defibrotide has been used as an investigational drug in more than 250 clinics across 33 countries in the on-going global named-patient programs, and the United States expanded access study.   We are committed to working with the FDA on the approval of Defibrotide and with our partner, Sigma-Tau Pharmaceuticals, Inc., on the future commercialization of Defibrotide.”

Gregg Lappointe, CEO of Sigma-Tau Pharmaceuticals, Inc., commented, “We congratulate Gentium on reaching this important milestone and moving toward U.S. regulatory approval for Defibrotide.  We are committed to working closely with Gentium to ensure a successful launch in the U.S. for this potentially lifesaving therapeutic candidate.”

The efficacy of Defibrotide to treat hepatic VOD in HSCT patients is supported by data from a multi-center Phase 3 historically-controlled trial, evaluating Defibrotide for the treatment of severe VOD (patients with VOD and multi-organ failure), a Phase 2 dose finding study, and interim data reported from the ongoing Phase 3 expanded access U.S. Treatment IND program in patients with severe hepatic VOD. Additional data include a Phase 3 randomized controlled study of Defibrotide in the prevention of hepatic VOD in pediatric HSCT patients. Defibrotide has generally been well-tolerated in the clinical setting, and results in more than 1,300 patients to date have shown that generally Defibrotide does not appear to increase the risk of complications in HSCT patients.

Defibrotide has been granted orphan drug designation by the FDA to treat severe VOD.  Orphan drug designation is a special status given to products for diseases or conditions that affect fewer than 200,000 people in the United States. If the FDA approves the NDA for this use of Defibrotide, before approving a NDA filed by anyone else for the same use, the orphan drug status will grant us limited market exclusivity for seven years from the date of the FDA’s approval of our NDA.

Defibrotide has also been granted “fast track” designation by the FDA for the treatment of severe VOD in recipients of stem cell transplants. Fast track is a process designed to facilitate the development and expedite the review of drugs that are intended to treat serious diseases and fill an unmet medical need.

Gentium recently filed a marketing authorization application with the European Medicines Agency (EMA) for the prevention and treatment of hepatic veno-occlusive disease (VOD) in adults and children undergoing stem-cell transplantation therapy.  The application was accepted and granted an accelerated assessment by the EMA on May 25, 2011.

About VOD
Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplant (SCT) can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. There is currently no approved agent for the treatment or prevention of VOD in the US or the EU.

About Gentium
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

About Sigma-Tau Pharmaceuticals, Inc
Sigma-Tau Pharmaceuticals, Inc. is a U.S. based, wholly owned subsidiary of the Sigma-Tau Group, and is dedicated solely to the global development and commercialization of medicines for patients with rare diseases. Sigma-Tau Pharmaceuticals, Inc. is based in Gaithersburg, Maryland. Since 1989, the company’s products have been focused on rare diseases, including kidney disease, certain genetic disorders and cancers. With more than 7,000 identified rare diseases that affect approximately 25 million patients in the Unites States, Sigma-Tau places its considerable scientific resources behind the development and commercialization of compounds that benefit the few. The company has a substantial development program focused on transplant, cancer, inherited genetic disorders, malaria, and other areas of unmet medical need. For more information about the company, visit www.sigmatau.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any financial forecast or the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.	Sigma-Tau Pharmaceuticals, Inc
Salvatore Calabrese,	Marc Tewey
SVP & Chief Financial Officer	VP Commercial Operations
Email: scalabrese@gentium.it	Email: Marc.Tewey@sigmatau.com
Phone: +39 031-385-287	Phone: +1 301-948-1041

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The Trout Group
Christine Labaree,
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Phone: +1 646-378-2951